Exhibit 16.2



August 31, 2005


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for The Reader's Digest Association, Inc. and, under the date of August 30, 2005, we reported on the consolidated financial statements of The Reader's Digest Association, Inc., as of and for the years ended June 30, 2005 and 2004, and management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2005, and the effectiveness of internal control over financial reporting as of June 30, 2005. On August 23, 2005, we informed The Reader's Digest Association, Inc. that we would not submit a proposal regarding the engagement as independent registered public accountants for the audit of The Reader's Digest Association, Inc.'s financial statements for the fiscal year ending June 30, 2006, and that we would not stand for reelection upon the completion of the audit of the financial statements of The Reader's Digest Association, Inc. for the year ended June 30, 2005. On August 30, 2005 we completed the audit and issued our report thereon and the audit-client relationship ceased.
We have read The Reader's Digest Association, Inc.'s statements included under
Item 4.01 of its Form 8-K dated August 30, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with The Reader's Digest Association, Inc.'s statements that the request for proposal was determined by the Board of Directors, that the proposal was issued to several large, international public accounting firms, or the statements made in the last paragraph under Item 4.01.


Very truly yours,



/s/KPMG